P.E. 2/1/02

02014481

Form 6-K

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

RECEIVED FEB 13 2002

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

UNILEVER PLC
(Translation of registrant's name into English)

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

INCORPORATION BY REFERENCE

Pursuant to Item 12(c) of Form F-3, Unilever PLC hereby identifies this Report on Form 6-K as being incorporated by reference into the Registration Statement on Form F-3 filed with Securities and Exchange Commission on September 22, 2000, by Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation.

Unilever

NEWS RELEASE

Contact: Paul W. Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY 10022
(212) 418-8806

FOR IMMEDIATE RELEASE

UNILEVER'S FOURTH QUARTER AND PROVISIONAL FULL YEAR RESULTS FOR THE YEAR 2001 TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY -- February 12, 2002 -- Unilever's fourth quarter and provisional full year results for the year 2001 will be published at 2:00 a.m. (EST) on Thursday, February 14, 2002.

There will be separate teleconferences for U.S.-based and European-based analysts. The U.S. teleconference will commence promptly at 3:30 p.m. (EST) and lines are open from 3:00 p.m. Again, early dial-in is recommended and only analysts will be able to ask questions during the call.

U.S. DIAL-IN TELEPHONE NUMBER (Listen only line): +1 800 446 2782 (toll free)
(in the event of difficulties dial: +1 847 413 3235)

The European teleconference will commence promptly at 8:45 a.m. (London time) and lines are open from 8:15 a.m. Early dial-in is recommended. Analysts only will be able to ask questions during the call.

EUROPEAN DIAL-IN TELEPHONE NUMBER (Listen only line): +44 (0) 20 7769 6431
(in the event of difficulties dial: +353 1 439 0431)

Recordings of both teleconferences will be accessible two hours after the conference ends, and will remain available up to and including February 28, 2002.

- more -

The U.S. replay number is: +1 888 843 8996 – passcode 4283340

The European replay number is: +44 (0) 20 7769 6458 – passcode 4283340

The webcast can be accessed via www.unilever.com and registration will open 30 minutes before each conference. An archived stream will be available from Friday, February 15, 2002 until Thursday, February 28, 2002.

# # #

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $46 billion in 2000. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 300,000 people.

In the United States, Unilever sales were approximately $11 billion in 2000. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

Foods: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

By S. G. WILLIAMS
SECRETARY

Date: February 12, 2002